EXHIBIT 4.13

FIRST AMENDMENT

THIS FIRST AMENDMENT (this “Amendment”) dated as of December 21, 2001, to the Credit Agreement referenced below, is by and among CNF Inc., a Delaware corporation (the “Borrower”), the Banks identified on the signature pages hereto and Bank of America, N.A., as Agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided to such terms in the Credit Agreement.

W I T N E S S E T H

WHEREAS, a $350 million credit facility has been extended to the Borrower pursuant to the terms of that Credit Agreement (as amended, modified and supplemented from time to time, the “Credit Agreement”) dated as of July 3, 2001 among the Borrower, the Banks party thereto, The Chase Manhattan Bank, as Syndication Agent, PNC Bank, ABN-AMRO Bank, N.V. and Citibank, N.A., as Documentation Agents, and Bank of America, N.A., as Agent;

WHEREAS, pursuant to that Subsidiary Guaranty Agreement (as amended, modified and supplemented from time to time, the “Subsidiary Guaranty Agreement”) dated as of July 3, 2001 among the Borrower, the Subsidiaries of the Borrower identified therein (the “Subsidiary Guarantors”) and the Agent, the Subsidiary Guarantors guarantied the obligations of the Borrower under the Financing Documents;

WHEREAS, the Borrower has requested certain modifications to the Credit Agreement; and

WHEREAS, the Required Banks have agreed to the modifications requested by the Borrower on the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendments.

1.1 The definition of “Financing Documents” in Section 1.01 of the Credit Agreement is amended to read as follows:

“Financing Documents” means this Agreement, the Subsidiary Guaranty Agreement, the Notes, if any, and, after the Collateral Effective Date, the Security Agreement.

1.2 The following definitions are added to Section 1.01 of the Credit Agreement to read as follows:

“Acquisition” means the acquisition (in a single transaction or in a series of related transactions) of a majority of the capital stock (or other equity interest) of another Person (in each case, ordinarily, in the absence of contingencies, entitled to vote in an election of directors) or all or substantially all of the Property of another Person, in each case whether or not involving a merger or consolidation with such other Person; provided, however, that “Acquisition” shall not include the acquisition of aircraft leased by Emery Worldwide Airlines, Inc.

“Additional Collateral Event” shall have the meaning set forth in Section 5.19(b).

“Capital Expenditures” means, with respect to the Borrower and its Subsidiaries on a consolidated basis, all capital expenditures, as determined in accordance with GAAP; provided, however, that Capital Expenditures shall not include (i) Acquisitions, (ii) the acquisition of aircraft leased by Emery Worldwide Airlines, Inc., (iii) expenditures of proceeds of insurance, condemnation awards and other payments in respect of lost, destroyed, damaged or condemned assets to the extent such expenditures are for assets that are the same as or similar to the assets lost, destroyed, damaged or condemned, and (iv) expenditures made with proceeds of equity issued by the Borrower.

“Collateral Effective Date” means any date that the senior unsecured long term debt securities of the Borrower without third party credit enhancement is rated Ba1 or worse by Moody’s and BB+ or worse by S&P.

“Collateral Period” means the period from and after a Collateral Effective Date until a subsequent Collateral Termination Date.

“Collateral Termination Date” means any date after a Collateral Effective Date that the senior unsecured long term debt securities of the Borrower without third party credit enhancement is rated BBB- or better by S&P and Baa3 or better by Moody’s.

“Consolidated Net Tangible Assets” means the lesser of (a) fifteen percent (15%) of the lower of (i) Consolidated Net Tangible Assets (as defined in the 7.35% Notes Indenture) on any Collateral Effective Date and (ii) Consolidated Net Tangible Assets (as defined in the 7.35% Notes Indenture) at any time thereafter and (b) fifteen percent (15%) of Consolidated Net Tangible Assets (as defined in the 6.00% Notes Agreement) as of the last day of the fiscal quarter of the Borrower immediately preceding the date of determination.

“Covenant Release Date” means the first date that the senior unsecured long term debt securities of the Borrower without third party credit enhancement is rated either (a) Baa3 or better by Moody’s and BBB or better by S&P or (b) Baa2 or better by Moody’s and BBB- or better by S&P.

“Domestic Subsidiary” means any Subsidiary that is incorporated or organized under the laws of any state of the United States or the District of Columbia.

“Emery Charge” means the charge taken by the Borrower in its fiscal quarter ending December 31, 2001 related to shutting down the airline operations of Emery Worldwide Airlines, Inc.

“Existing Negative Pledge Debt” means the Debt described on Schedule 5.09 attached to the First Amendment (and any refinancings, renewals or extensions of such Debt provided that (i) the outstanding principal amount of such Debt on the date of such refinancing, renewal or extension is not increased and (ii) the provisions in the indenture or other agreement governing such Debt (or such refinancing, renewal or extension thereof) regarding the granting of Liens to the Agent and the Banks and the sharing of such Liens by the holders of such Debt are no more restrictive than those in effect on December 21, 2001).

“First Amendment” means the First Amendment to this Credit Agreement dated as of December 21, 2001.

“First Amendment Date” means December 21, 2001 (being the date of the First Amendment to Credit Agreement).

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Restricted Action” means (i) any payment of cash consideration for any Acquisition, (ii) any cash dividend or distribution, direct or indirect, on account of any shares of any class of capital stock (or other equity interest) of the Borrower or any Subsidiary, now or hereafter outstanding (including without limitation any payment in connection with any dissolution, merger, consolidation or disposition involving any Subsidiary) other than (A) cash dividends or distributions payable (directly or indirectly through Subsidiaries) to any Obligor and (B) cash dividends or distributions payable to any third party owner of capital stock of (or other equity interest in) a Subsidiary to the extent such dividends or distributions are made on a pro rata basis to all holders, (iii) any cash payment made to redeem, retire, make a sinking fund or similar payment, purchase or otherwise acquire for value, directly or indirectly, any shares of any class of capital stock (or other equity interest) of the Borrower or any Subsidiary, now or hereafter outstanding, (iv) any cash payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of capital stock (or other equity interest) of the Borrower or any Subsidiary, now or hereafter outstanding and (v) any cash payment to prepay, redeem, defease or acquire for value (including, without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due) any Debt (other than (A) Debt under the Financing Documents, (B) Debt owing by one Obligor to another Obligor, (C) Debt relating to the airline operations of Emery Worldwide Airlines, Inc. and facilities used in connection therewith (including the Dayton Hub facility) to the extent such facilities are sold, leased, subleased or otherwise transferred in whole or in part to a third party, and (D) with the proceeds of refinancing Debt) other than regularly scheduled payments of principal and interest on such Debt.

“Security Agreement” means the Security Agreement dated as of December 21, 2001 given by the Obligors (other than Emery Worldwide Airlines, Inc. and CNF Properties, Inc.) to the Agent or, with respect to any Collateral Period other than the initial Collateral Period, as subsequently re-executed by the Obligors in substantially the form of such previously executed Security Agreement, in each case as amended, modified, restated and supplemented from time to time.

“6.00% Notes Agreement” means the Note and Guarantee Agreement dated as of July 1, 1999, as in effect on the First Amendment Date, among the Borrower and CNF Transportation Inc. Thrift and Stock Trust and the purchasers of the 6.00% Senior CNF Plan Guaranteed Notes of the Borrower due January 1, 2006.

“7.35% Notes Indenture” means the Indenture dated as of August 1, 1989, as in effect on the First Amendment Date, between the Borrower and Bank One, NA, as successor Trustee, governing the 7.35% Senior Notes of the Borrower due 2005.

1.3 Article IV of the Credit Agreement is amended as follows:

(a) Clause (c) of Section 4.04 of the Credit Agreement is amended to read as follows:

(c) Other than the Restructuring Charge, the Emery Charge and/or the sale, lease, outsourcing or other transfer of all or a portion of the operations of Emery Worldwide Airlines, Inc., there has been no material adverse change since December 31, 2000 in the business, financial position, results of operations or prospects of the Borrower and its Consolidated Subsidiaries, considered as a whole.

(b) The first sentence of Section 4.09 of the Credit Agreement is amended to read as follows:

Each of the Borrower’s Subsidiaries is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and has all corporate or limited liability company, as the case may be, powers and (other than Emery Worldwide Airlines, Inc. with respect to its airline operations) all material governmental licenses, authorizations, consents and approvals required to carry, on its business as now conducted.

(c) A new Section 4.12 is added thereto to read as follows:

   4.12 Representations and Warranties in the Security Agreement.

During each Collateral Period, each of the representations and warranties contained in Section 6 of the Security Agreement is true and correct in all material respects.

1.4 Section 5.08 of the Credit Agreement is amended to read as follows:

Section 5.08 Minimum Consolidated Net Worth.

Consolidated Net Worth shall not at any time be less than $585,000,000; provided that such amount shall be increased as of the last day of each fiscal year, commencing with the fiscal year ending December 31, 2002, by an amount equal to 50% of the consolidated net income of the Borrower and its Consolidated Subsidiaries for such fiscal year, if such consolidated net income is positive.

1.5 Clause (i) of Section 5.09 of the Credit Agreement is amended to read as follows:

(i) Liens in favor of the Agent (or another collateral agent acceptable to the Agent in its sole discretion) securing:

(a) the obligations of the Obligors under the Financing Documents on terms and conditions reasonably satisfactory to the Agent; and

(b) obligations in respect of other Debt to the extent the grant of the Liens to secure such Debt is required under the indenture or other agreement governing such Debt in connection with the grant of the Liens in favor of the Agent.

1.6 Section 5.12 of the Credit Agreement is amended to read as follows:

Section 5.12 Minimum EBITDAR; Fixed Charge Coverage.

(a) As of the end of the fiscal quarter of the Borrower ending December 31, 2001, the sum of (i) Consolidated EBITDAR for such fiscal quarter plus (ii) the Emery Charge will not be less than $70,000,000.

(b) As of the end of the fiscal quarter of the Borrower ending March 31, 2002, the ratio of (i) Consolidated EBITDAR for such fiscal quarter to (ii) Consolidated Fixed Charges for such fiscal quarter will not be less than 1.750 to 1.0.

(c) As of the end of the fiscal quarter of the Borrower ending June 30, 2002, the ratio of (i) Consolidated EBITDAR for the period of two consecutive fiscal quarters ending as of the last day of such quarter to (ii) Consolidated Fixed Charges for the period of two consecutive fiscal quarters ending as of the last day of such quarter will not be less than 1.875 to 1.0.

(d) As of the end of the fiscal quarter of the Borrower ending September 30, 2002, the ratio of (i) Consolidated EBITDAR for the period of three consecutive fiscal quarters ending as of the last day of such quarter to (ii) Consolidated Fixed Charges for the period of three consecutive fiscal quarters ending as of the last day of such quarter will not be less than 1.875 to 1.0.

(e) As of the end of the fiscal quarter of the Borrower ending December 31, 2002 and as of the end of each fiscal quarter ending thereafter, the ratio of Consolidated EBITDAR for the period of four consecutive fiscal quarters ending as of the last day of such quarter to Consolidated Fixed Charges for the period of four consecutive fiscal quarters ending as of the last day of such quarter will not be less than 1.875 to 1.0.

1.7 Article V of the Credit Agreement is amended by the addition of new Sections 5.15, 5.16, 5.17, 5.18 and 5.19 thereto to read as follows:

Section 5.15 Emery Charge.

The pre-tax amount of the Emery Charge shall not exceed in the aggregate $330,000,000.

Section 5.16 Capital Expenditures.

At any time prior to the Covenant Release Date, the Borrower will not permit Capital Expenditures for any fiscal year set forth below to exceed the amounts set forth below opposite such fiscal year:

Fiscal Year Ending	Maximum Capital Expenditures
December 31, 2002	$150,000,000
December 31, 2003	$200,000,000
December 31, 2004 and thereafter	$225,000,000

plus the unused amount available for Capital Expenditures under this Section 5.16 for the immediately preceding fiscal year (excluding any carry forward available from any prior fiscal year); provided, however, that with respect to any fiscal year, Capital Expenditures made during such fiscal year shall be deemed to be made first with respect to the applicable limitation for such fiscal year and then with respect to any carry-forward from the immediately preceding fiscal year.

Section 5.17 Restricted Actions.

At any time prior to the Covenant Release Date, the Borrower will not, and will not permit any Subsidiary to make, any Restricted Action, unless (a) the aggregate amount thereof shall not exceed $25,000,000 in any fiscal year of the Borrower and (b) no Default or Event of Default shall exist immediately prior thereto or after giving effect thereto on a pro forma basis; provided that this Section 5.17 will not apply to (i) cash dividends paid with respect to the Borrower’s common stock in any fiscal year in an amount per share equal to the cash dividends per share paid in the Borrower’s fiscal year ending December 31, 2001, (ii) cash dividends paid on the Borrower’s Series B Cumulative Convertible Preferred Stock and conversion of the Borrower’s Series B Cumulative Convertible Preferred Stock into common stock, (iii) purchases of equity by the CNF Thrift and Stock Ownership Trust funded by the Borrower or employee contributions, (iv) purchases of Series B notes issued by CNF Thrift and Stock Ownership Trust to the extent required under Section 2 of the Guarantee and Agreement dated as of July 17, 1989 by CNF and (v) cash dividends paid by CNF Trust I on its convertible securities, conversion of such convertible securities into the Borrower’s common stock or reductions in or repayment of the debentures issued to CNF Trust I in connection with such conversion.

Section 5.18 Joinder of Additional Guarantors to Security Agreement

The Borrower agrees to cause each Subsidiary Guarantor (including each Subsidiary that becomes a Subsidiary Guarantor after the Closing Date (whether before or after a Collateral Effective Date) but excluding Emery Worldwide Airlines, Inc. and CNF Properties, Inc.) to (a) execute and deliver to the Agent a counterpart to the Security Agreement pursuant to which such Subsidiary Guarantor shall become a party to the Security Agreement and an “Obligor” for all purposes thereof and (b) deliver such letter such supporting resolutions, incumbency certificates, corporate formation and organizational documentation and opinions of counsel as the Agent may reasonably request.

Section 5.19 Legal Opinion; Collateral; No Negative Pledges; Subsequent Collateral Period.

(a) Delivery of Legal Opinion After Collateral Effective Date. Within ten (10) Business Days after each Collateral Effective Date, the Borrower shall deliver to the Agent an opinion of counsel to the Obligors relating to the Security Agreement in substantially the form of Exhibit B hereto.

(b) Additional Collateral. If at any time during any Collateral Period Aggregate Usage exceeds Consolidated Net Tangible Assets (the “Additional Collateral Event”), then (a) the Borrower shall promptly notify the Agent thereof, (b) if requested by the Agent in its sole discretion, the Borrower shall, and shall cause its Subsidiaries to, grant a lien in such property (real and personal, tangible and intangible, including, without limitation, capital stock of Subsidiaries) as the Agent may reasonably request (subject to applicable legal and contractual restrictions) pursuant to one or more security agreements, pledge agreements, mortgages, deeds of trust and other documents, agreement or instruments in form and substance reasonably satisfactory to the Agent and (c) deliver such other documents, agreements and instruments as the Agent may reasonably request in connection with the foregoing, including, without limitation, real estate title insurance policies, surveys, environmental reports, landlord’s waivers, stock certificates and related undated stock powers executed in blank, certified resolutions and other organizational and authorizing documents, favorable opinions of counsel, all in form and substance reasonably satisfactory to the Agent. The Agent and the Banks agree that upon the occurrence of an Additional Collateral Event, the Agent and the Banks (i) will require the Borrower and its Subsidiaries to grant a lien in such property only as is, in the Agent’s reasonable judgment, necessary to cause the Aggregate Usage to be sufficiently collateralized (after taking into account any other Debt that shares in the collateral) as reasonably determined by the Agent, (ii) will not require the Borrower and its Subsidiaries to grant a lien in any property other than accounts receivable if the accounts receivable of the Borrower and its Subsidiaries can sufficiently collaterize the Aggregate Usage (after taking into account any other Debt that shares in the collateral) as reasonably determined by the Agent and (iii) will not require the Borrower and its Subsidiaries to grant a lien on the assets of any Foreign Subsidiary or to pledge more than sixty-five percent (65%) of the stock of any Foreign Subsidiary.

(c) No Further Negative Pledges. The Borrower will not, and will not permit any Domestic Subsidiary that is a Wholly-Owned Subsidiary to, to enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien in favor of the Agent and the Banks to secure the Debt under the Financing Documents upon its properties or assets, whether now owned or hereafter acquired, or requiring the grant of any security for any obligation if security is given in favor of the Agent and the Banks to secure the Debt under the Financing Documents (including, without limitation, any agreement governing Debt that requires that such Debt share in any Liens granted to the Agent, for the benefit of the Banks, to secure the Debt under the Financing Documents), except for any such prohibitions or restrictions contained in:

(i) the Financing Documents;

(ii) the agreement or instrument governing any purchase money Debt but only to the extent such prohibitions or restrictions relate only to the property that is the subject of such purchase money financing;

(iii) any intellectual property license in which the Borrower or any Subsidiary is the licensee but only to the extent such limitations relate only to the property that is the subject of such license;

(iv) any operating lease in which the Borrower or any Subsidiary is the lessee but only to the extent such limitations relate only to the property that is the subject of such lease;

(v) any asset sale agreement (or other agreements governing the sale, lease or other disposition of assets (including stock)) but only to the extent such limitations relate only to the property that is the subject of such transaction;

(vi) the indentures or other agreements governing the Existing Negative Pledge Debt, so long as such prohibitions or restrictions are no more restrictive than those in effect on December 21, 2001;

(vii) the indentures or other agreements governing any other Debt of the Borrower and its Subsidiaries (the “Additional Negative Pledge Debt”), provided that (A) the aggregate amount of the Additional Negative Pledge Debt shall not exceed $100,000,000 at any time outstanding, (B) during any Collateral Period, the Borrower shall not incur any Additional Negative Pledge Debt if, after giving effect to such incurrence, the aggregate amount of all Additional Negative Pledge Debt outstanding would exceed seven and one-half percent (7.5%) of Consolidated Net Worth as of the date of the incurrence, and (C) such prohibitions or restrictions shall not be more restrictive than such prohibitions and restrictions contained in the 7.35% Notes Indenture.

(d) Subsequent Collateral Period. Upon the commencement of any Collateral Period (other than the initial Collateral Period), the Borrower and each Subsidiary Guarantor (other than Emery Worldwide Airlines, Inc. and CNF Properties, Inc.) shall execute and deliver a security agreement in substantially the form of Exhibit B hereto to be effective as of the commencement of such Collateral Period.

1.11 Section 6.01 of the Credit Agreement is amended by the addition of a new clause (n) immediately following clause (m) thereof to read as follows:

(n) during any Collateral Period, the Security Agreement shall fail to be in full force and effect or shall fail to give the Agent the security interests and liens purported to be created thereby;

2. Conditions Precedent. This Amendment shall be effective as of the date hereof upon satisfaction of the following conditions precedent:

(a) receipt by the Agent of multiple counterparts of this Amendment executed by the Borrower and the Required Banks;

(b) receipt by the Agent of a security agreement, in substantially the form of Exhibit A hereto, executed by the Obligors (other than Emery Worldwide Airlines, Inc. and CNF Properties, Inc.) and the Agent;

(c) receipt by the Agent of an opinion or opinions of counsel to the Obligors relating to this Amendment in form and substance reasonably satisfactory to the Agent;

(d) receipt by the Agent, for the ratable benefit of the Banks that execute and deliver signature pages to this Amendment prior to December 28, 2001 (the “Approving Banks”), of an amendment fee equal to fifteen basis points (0.15%) on the aggregate Commitments of the Approving Banks; and

(e) receipt by the Agent of all other fees and expenses due in connection with this Amendment.

3. Reaffirmation of Representations and Warranties. The Borrower hereby affirms that the representations and warranties set forth in the Credit Agreement are true and correct in all material respects as of the date hereof after giving effect to this Amendment (except those that expressly relate to an earlier date in which case such representations and warranties were true and correct as of such earlier date).

4. Authority/Enforceability. The Borrower represents and warrants as follows:

(a) The Borrower has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by the Borrower and constitutes the Borrower’s legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by the Borrower of this Amendment.

5. Instrument Pursuant to Credit Agreement. This Amendment is a Financing Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement.

6. No Other Changes. Except as expressly modified hereby, all of the terms and provisions of the Credit Agreement and the other Financing Documents (including schedules and exhibits thereto) shall remain in full force and effect.

7. Counterparts/Telecopy. This Amendment may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered.

8. No Waiver. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Banks or the Agent under the Financing Documents or constitute a waiver of any provision of the Credit Agreement or any of the other Financing Documents.

9. General Release. In consideration of the Required Banks entering into this Amendment, the Borrower hereby releases the Agent, the Banks and the Agent’s and the Banks’ respective officers, employees, representatives, agents, counsel and directors from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, not known or unknown, suspected or unsuspected, to the extent that any of the foregoing arises from any action or failure to act under the Credit Agreement or any other Financing Document on or prior to the date hereof.

10. Governing Law. This Amendment shall be deemed to be a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this First Amendment to be duly executed and delivered as of the date first above written.

BORROWER:	CNF INC., a Delaware corporation

	By:	/s/ MARK C. THICKPENNY
	Name:	Mark C. Thickpenny
	Title:	Vice President – Treasurer

ADMINISTRATIVE AGENT	BANK OF AMERICA, N.A., corporation in its capacity as Agent

	By:	/s/ CHAS A. MCDONELL
	Name:	Chas A. McDonell
	Title:	Managing Director

BANKS	BANK OF AMERICA, N.A.,

	By:	/s/ CHAS A. MCDONELL
	Name:	Chas A. McDonell
	Title:	Managing Director

PNC BANK

By:	/s/ BRUCE G. SHEARER
Name:	Bruce G. Shearer
Title:	Vice President

U.S. BANK NATIONAL ASSOCIATION

By:	/S/ AARON J. GORDAN
Name:	Aaron J. Gordan
Title:	Vice President

MELLON BANK, N.A.

By:	/s/ J. CATE
Name:	J. Cate
Title:	Vice President

ABN AMRO BANK N.V.

By:	/s/ JOHN L. CHURCH
Name:	John L. Church
Title:	Senior Vice President

[Signature Pages Continue]

THE CHASE MANHATTAN BANK

By:	/s/ KAREN MAY SHARF
Name:	Karen May Sharf
Title:	Vice President

THE BANK OF NEW YORK

By:	/s/ ELIZABETH YING
Name:	Elizabeth Ying
Title:	Vice President

PB CAPITAL CORPORATION

By:	/s/ TYLER J. MCCARTHY
Name:	Tyler J. McCarthy
Title:	Associate

By:	/s/ JEFFREY FROST
Name:	Jeffrey Frost
Title:	Managing Director

CITICORP USA, INC.

By:	/s/ GEORGE E. MOYER JR.
Name:	George E. Moyer Jr.
Title:	Vice President

[Signature Pages Continue]

Each of the undersigned Subsidiary Guarantors, by executing this Amendment below, (a) acknowledges and consents to all of the terms and conditions of this Amendment, (b) affirms all of its obligations under the Financing Documents and (c) agrees that this Amendment and all documents executed in connection herewith do not operate to reduce or discharge such Subsidiary Guarantor’s obligations under the Financing Documents.

SUBSIDIARY GUARANTORS:	CON-WAY TRANSPORTATION SERVICES, INC.

	By:	/s/ MARK C. THICKPENNY
	Name:	Mark C. Thickpenny
	Title:	Assistant Treasurer

EMERY AIR FREIGHT CORPORATION

By:	/s/ MARK C. THICKPENNY
Name:	Mark C. Thickpenny
Title:	Assistant Treasurer

EMERY WORLDWIDE AIRLINES, INC.

By:	/s/ MARK C. THICKPENNY
Name:	Mark C. Thickpenny
Title:	Assistant Treasurer

MENLO LOGISTICS, INC.

By:	/s/ MARK C. THICKPENNY
Name:	Mark C. Thickpenny
Title:	Assistant Treasurer

CNF PROPERTIES, INC.

By:	/s/ MARK C. THICKPENNY
Name:	Mark C. Thickpenny
Title:	Treasurer